[Cooley Godward Kronish LLP Letterhead]
October 2, 2006

Via Edgar	LAURA A. BEREZIN T: (650) 843-5128 F: (650) 849-7400 berezinla@cooley.com
Peggy Fisher Eduardo Aleman Division of Corporation Finance Securities and Exchange Commission Mail Stop 6010 100 F Street, N.E. Washington, D.C. 20549

Re:	Hansen Medical, Inc. Amendment No. 1 to Registration Statement Registration File No. 333-136685
Ladies and Gentlemen:
On behalf of Hansen Medical, Inc. (the “Company”), we are transmitting for filing one copy of Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-136685 (the “Registration Statement”), marked to show changes to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on August 16, 2006. For your convenience, we are sending a copy of this letter, the Amendment and various supplemental materials in the traditional non-EDGAR format, including a version that is marked to show changes, and will forward a courtesy package of these documents to our examiners, in care of Eduardo Aleman.
The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”), by letter dated September 7, 2006, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.
Form S-1
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.

The Company respectfully acknowledges the Staff’s comment and confirms that it will include all non-Rule 430A information in any preliminary prospectus that it circulates, including the price range and related information based on a bona fide estimate of the public offering price within that range.

Division of Corporation Finance
Securities and Exchange Commission

Artwork
2.	The print on the explanatory legend at the bottom of the page should be larger, and it should make clear that you have not received FDA approval. Also, the legend should appear on each page picturing your products.

The Company respectfully acknowledges the Staff’s comment and has revised the explanatory legend accordingly and included such legend on each page of the prospectus that pictures the Company’s products. The Company supplementally provided the Staff with a copy of the revised artwork on September 26, 2006.
Summary, page 1
3.	In the first paragraph, explain in more detail what it means to “instinctively navigate” catheters.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 51 of the prospectus.

4.	Revise to disclose, if known, what percentage of the “millions” of interventional diagnostic and therapeutic procedures worldwide is represented by heart mapping procedures.

In response to the Staff’s comment, the Company advises the Staff that procedures which are conducted solely to map heart anatomy represent only a very small percentage of interventional diagnostic and therapeutic procedures. However, the Company believes procedures which encompass mapping in connection with other catheter-based procedures constitute a large percentage of such procedures. Because of the difficulty of clarifying this distinction and in order to provide meaningful disclosure to investors, the Company has eliminated the phrase that was the subject of the comment in the sections of the prospectus entitled “Prospectus Summary” and “Business.”

5.	Please provide us with copies of the publications you have relied on for the industry data cited throughout your prospectus. Please clearly mark the relevant sections that support the data you have included in your prospectus and the corresponding prospectus page number where such data has been used.

In response to the Staff’s comment, the Company will provide marked copies of the third party publications and sources under separate cover, marked to highlight the relevant information.

6.	Expand the summary to disclose the extent to which you have or have not conducted clinical trials and the number of patients that have been treated using your technology, along with the bases for your beliefs regarding the benefits your technology will offer to patients.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 51 of the prospectus.

Division of Corporation Finance
Securities and Exchange Commission

Summary Financial Data, page 6
7.	We see that the pro forma data in your filing is not complete. We will review this pro forma data once you complete the disclosures.

The Company respectfully acknowledges the Staff’s comment.
Risk Factors, page 8
We may incur significant liability if it is determined that we are promoting off-label use...page 11
8.	We note your disclosure that you are currently seeking FDA approval for your Sensei system and Artisan control catheters solely for use in mapping heart anatomy using two specific mapping catheters. Your disclosure on page 53, however, seems to indicate that in addition to your pending 510(k) applications for your Sensei system and Artisan control catheter, the FDA is reviewing your 510(k) premarket notification for your Elite transseptal system as well. Please clarify as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the prospectus.

9.	We note your statement that your “business and future growth” will depend on the off-label use of your Sensei system. Revise your disclosure to clarify why you have elected to seek FDA approval only for use in mapping heart anatomy, and not for the treatment of atrial fibrillation and other cardiovascular procedures.

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the prospectus.
Our reliance on third-party manufacturers...page 15
10.	If you have an agreement with Maxon Motors AG, please file it as an exhibit or tell us why you have not filed it.

The Company respectfully advises the Staff that it does not have an agreement with Maxon Motors AG. To date, all business between the Company and Maxon has been transacted via purchase order only.
If we fail to obtain or acquire imaging and visualization technology page 16
11.	Please expand your disclosure to describe how you currently provide imaging and visualization technology, if any, for use with your Sensei system.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the prospectus.

Division of Corporation Finance
Securities and Exchange Commission

Hospitals or physicians....page 17
12.	Revise to address the extent to which third-party payors will reimburse hospitals and physicians for off-label use.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the prospectus.
Dilution, page 37
13.	Expand to state how the numbers and percentages would change in the chart on page 37 if you assume all outstanding options and warrants are exercised.

In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the prospectus.
Business, page 49
14.	Please revise to clarify the meaning of your statement that you develop and manufacture a “new generation” of medical robotics and explain briefly how your system compares to the existing generation, if any, of medical robotics.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 51 of the prospectus.

15.	Revise your disclosure to clarify, if true, that any planned expansion of uses for your technology will require separate FDA approval from that which you are currently seeking.

In response to the Staff’s comment, the Company has revised the disclosure on page 51 of the prospectus.

16.	Revise to address briefly the basis for your belief that your Sensei system is “easy and instinctive” for physicians to use. Address whether your belief has been demonstrated in clinical trials.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 51 and 52 of the prospectus.

17.	Please tell us whether Millennium Research Group:
•	makes its reports publicly available,

•	received compensation from you for preparation of the statistics,

•	prepared the statistics for use in the registration statement, or

•	has consented to your use of their statistics in your document.
In response to the Staff’s comment, the Company respectfully submits that the Millennium Research Group reports are available by subscription only. The statistics used in the prospectus

Division of Corporation Finance
Securities and Exchange Commission

were not prepared specifically for use in the Company’s registration statement and no compensation was received by Millennium Research Group for their preparation. The statistics were used with the consent of the Millennium Research Group upon payment of a subscription fee by the Company.
Research and Development, page 59
18.	Expand to discuss in reasonable detail the extent to which your device has been tested on human patients.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 51 and 61 of the prospectus.
Force Dimension Development and Supply Agreement, page 62
19.	Tell us why you have not filed your Development and Supply Agreement with Force Dimension Sàrl as an exhibit.

In response to the Staff’s comment, the Company has filed the Development and Supply Agreement with Force Dimension Sàrl with the Amendment.
Reimbursement, page 62
20.	Revise to address whether you expect third-party payors will reimburse hospitals and physicians for procedures performed through off-label uses of your product.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 64 of the prospectus.
Management, page 72
21.	We note that several of your directors are affiliated with various venture capital firms. With a view towards revised disclosure, please tell us whether any of these directors holds, through his interest in his venture capital firm or otherwise, any significant interests in any other company that may or will compete with you. If so, describe any procedures in place to resolve any potential conflicts of interest.

In response to the Staff’s comment, with additional clarification provided by the Staff via telephone, the Company respectfully submits that, to its knowledge, none its directors holds, through his interest in his venture capital firm or otherwise, any significant interests in any other company that the Company believes may or will compete with the Company.
Underwriting, page 103
22.	Tell us why you have not filed your lock-up agreement as an exhibit.

In response to the Staff’s comment, the Company respectfully submits that the Company’s lock-up agreement is included in the Underwriting Agreement between the Company and the

Division of Corporation Finance
Securities and Exchange Commission

representatives of the various underwriters, a form of which will be filed as an exhibit to the Registration Statement. The Company respectfully notes that it is not party to the lock-up agreements between the representatives of the various underwriters and the Company’s stockholders and, therefore, it is not required under Item 601 of Regulation S-K to file a form of that lock-up agreement as a separate exhibit to the Registration Statement.
Report of Independent Registered Public Accounting Firm, page F-2
23.	We note that your auditors did not audit the cumulative balance from the date of inception (September 23, 2002) through December 31, 2005. An auditor’s association with the cumulative data is required on an annual basis as long as you are in the development stage. Revise to include an auditor’s report clearly identifying this period as audited or discuss why you believe no audit is necessary.

The Company respectfully advises the Staff that the auditors did audit the cumulative financial data for the period from the date of inception through December 31, 2005. In response to the Staff’s comment, the Company has revised the disclosure on page F-2 of the prospectus.
Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit, page F-5
24.	Please revise to provide details of the date and per share price of each stock issuance as required by paragraph 11 of SFAS 7. Alternatively, please tell us how your current disclosure meets the requirements of paragraph 11 or why such disclosure is not required.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-6 and F-7 of the prospectus.
Note 4. Asset Purchase, page F-17
25.	Please revise to disclose the basis for determining the value of the 2,268,986 shares of Series B redeemable convertible preferred stock issued as part of the asset acquisition of endoVia Medical.

In response to the Staff’s comment, the Company has revised the disclosure on page F-17 of the prospectus.
Note 5. Commitments and Contingencies, page F-18
26.	Please provide support for the method you used to value the shares issued as part of the license agreements entered into with Mitsubishi, Nidus, and Intuitive. Also, revise to quantify the milestones and royalty amounts associated with each of these agreements.

In response to the Staff’s comment, the Company respectfully advises the Staff as follows:

Mitsubishi Electric Research Laboratories, Inc.

Division of Corporation Finance
Securities and Exchange Commission

In September 2003, the Company entered into a license agreement with Mitsubishi Electric Research Laboratories, Inc. and issued 37,500 shares of Common Stock as partial consideration for the license agreement. The stock was issued at the fair value of $0.10 per share, as determined by the Company’s Board of Directors at the time of the issuance, taking into consideration the Company’s early stage of development, the lack of progress in obtaining regulatory clearance for the Company’s products, the Company’s desire to acquire, and lack of progress in acquiring, certain additional technologies and intellectual property that the Company believed were necessary to increase value and the rights, preferences and privileges of the preferred stock over the common stock.

Nidus Medical. Inc.

In February 2004, the Company entered into a license agreement with Nidus Medical, Inc. and issued 350,000 shares of restricted Common Stock as partial consideration for the license agreement. The stock was issued at the fair value as determined by the Company’s Board of Directors at the time of the issuance, taking into account the same factors as described above. The Company’s Board of Directors determined, in their business judgment, that the value of the Common Stock had not increased from the most recent issuance because of the Company’s lack of demonstrable business milestones.

Under the Nidus license agreement, the shares of Common Stock vested in six-month intervals until February 2006. The Company valued each vesting of the shares as follows:

			Fair Value of
Vesting Month	Number of Common Shares	Fair Value Per Share	Vested Shares	Valuation Method
February 2004	100,000	$0.10	$10,000	(1)
August 2004	50,000	$0.10	$5,000	(1)
February 2005	50,000	$0.22	$11,000	(2)
August 2005	50,000	$0.92	$46,000	(2)
February 2006	100,000	$1.75	$175,000	(3)

	350,000		$252,500

(1)	Determined by the Company’s Board of Directors taking into consideration the value of the Company’s Series A redeemable convertible preferred stock, the Company’s early stage of development, the lack of progress in obtaining regulatory clearance for the Company’s products, the Company’s desire to acquire, and lack of progress in acquiring, certain additional technologies and intellectual property that the Company believed were necessary to increase value and the rights, preferences and privileges of the preferred stock over the common stock.
(2)	Determined by a straight-line increase from the $0.10 fair value on January 1, 2005 to 90% of the Series C redeemable convertible preferred stock value in November 2005. The 10% discount is based on the rights, preferences and privileges of the

Division of Corporation Finance
Securities and Exchange Commission

preferred stock over the common stock.
(3)	Determined by a straight-line increase from 90% of the Series C redeemable convertible preferred stock value in November 2005 to 90% of the assumed initial public offering price. The 10% discount is based on the possibility that the initial public offering will not be consummated and the rights, preferences and privileges of he preferred stock over the common stock.
Intuitive Surgical, Inc.

On September 1, 2005, the Company entered into a cross license agreement with Intuitive in connection with the issuance of 500,000 shares of the Company’s Series B redeemable convertible preferred stock to Intuitive. The Company had issued shares of its Series B redeemable convertible preferred stock in May 2004 in a financing led by unrelated third-party investors at a price of $1.05 per share. In September 2005, the Company received a term sheet from an unrelated third party to purchase shares of the Company’s Series C redeemable convertible preferred stock at a price of $1.5359 per share. The Company retrospectively determined that the fair value of its preferred stock had increased from the $1.05 per share of its Series B redeemable convertible preferred stock financing. Based on the Company’s methodology for retrospectively reassessing the fair value of the preferred stock which resulted in a value of $1.46 per share for the Series B redeemable convertible preferred stock issued to Intuitive, the Company believed this was an appropriate value due to the Series C redeemable convertible preferred stock issued shortly thereafter and also to reflect the risk that a Series C redeemable convertible preferred stock financing might not be consummated and the greater rights, preferences and privileges of the Series C redeemable convertible preferred stock over the Series B redeemable convertible preferred stock.

Because the prices of the Series B redeemable convertible preferred stock and Series C redeemable convertible preferred stock were set by unrelated third-party investors, the Company believes that the prices per share established by the offerings were the best indication of the fair value of the preferred stock at the time of the financings.

In response to the Staff’s comment, the Company has amended its filing to quantify the milestones and royalty amounts, if any, associated with each of these agreements that were not previously disclosed, other than those for which confidential treatment has been sought.
Note 8. Redeemable Convertible Preferred Stock, page F-20
27.	We note that you currently have three classes of preferred stock outstanding. To help us better understand your classification and accounting for each class of preferred stock, please address the following:
•	Please clearly describe the material terms of all related agreements, such as registration rights agreements. Include any circumstances under which you may be required to pay penalties.

•	Describe clearly how you have accounted for each class of convertible preferred stock, including any embedded derivatives requiring bifurcation pursuant to SFAS 133 and EITF 00-19.

Division of Corporation Finance
Securities and Exchange Commission

In this regard, as applicable, please refer to the guidance provided in SFAS 150, EITF 05-04, EITF 00-19 and the Division of Corporation Finance’s Current Accounting and Disclosure Issues Outline at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

In response to the Staff’s comment, the Company respectfully submits that it has issued three series of redeemable convertible preferred stock—Series A, Series B and Series C redeemable convertible preferred stock (“Preferred Stock”). The material provisions of any related agreements, are disclosed on page 97 of the prospectus in the section entitled “Description of Capital Stock—Registration Rights” of the prospectus. There are no agreements in which the Company may be required to pay penalties for failure to register shares of its preferred stock.

The Company considered the guidance in SFAS 133 and EITF Issue 00-19 in evaluating whether the conversion feature should be carved-out of the hybrid instrument and accounted for separately.

SFAS 133, paragraph 12 as supplemented by paragraphs 60 and 61, provides guidance for when embedded features should be carved out and accounted for separately. In applying this guidance, The Company has determined that the economic characteristics and risks of the conversion feature (e.g. the factors that cause a derivative to fluctuate in value) are clearly and closely related to the economic characteristics of the host contract (i.e., whether the attributes of the conversion feature behave in a manner similar to the attributes of the host contract). Paragraph 61(l) of SFAS 133 states that a typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to a debt instrument whereas cumulative participating perpetual preferred stock is more akin to an equity instrument. The Preferred Stock is more akin to an equity instrument and not to a debt instrument because in the absence of the conversion feature, the shares would not represent an unconditional obligation of the Company. Additionally, as a private company, the Company’s common stock is not readily convertible to cash. Accordingly, the conversion option should not be bifurcated from the host contract.

The Company considered the provisions of the Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”) which provide rights to certain investors to have the shares of common stock issued or issuable upon conversion of the preferred stock held by such investors registered for resale in certain circumstances. If the Investors’ Rights Agreement contained any cash settlement requirement, the conversion option would not be clearly and closely related to the equity host and would result in the conversion feature being accounted for as a liability in accordance with EITF 00-19. With regard to the registration rights:
•	The Investors’ Rights Agreement requires the Company, subject to certain exceptions and limitations as set forth therein, to use “commercially reasonable efforts” to register shares of preferred stock in connection with the exercise of certain demand registration rights, “piggyback” registration rights following registration of shares by the Company or a Form S-3 registration rights by investors that hold registrable securities; and

•	The Investors’ Rights Agreement does not provide for penalties in the event that a registration statement is not filed, not declared effective or for any other failure to comply with an obligation or covenant or breach under the Investors’ Rights Agreement.

Division of Corporation Finance
Securities and Exchange Commission

As indicated in EITF 00-19, paragraph 23, the Task Force concluded that use of a company’s best efforts to obtain sufficient authorized shares to settle a contract is within the company’s control. Likewise, using the Company’s “commercially reasonable efforts” to affect a registration is also within its control. Accordingly, the conversion option is clearly and closely related to the host contract and should not be bifurcated.

Based on the guidance of ASR 268 and EITF D-98, due to the triggering of the liquidation preference upon a merger, acquisition or sale of assets (as described in Note 8 to the financial statements), all Preferred Stock has been classified in the mezzanine section of the balance sheet.
Note 9. Stockholders’ Deficit page F-22
28.	Provide us with an itemized chronological schedule detailing each issuance of your preferred stock, stock options and warrants since September 2005 through the date of your response. Include the following information for each issuance or grant date:
•	Number of shares issued or issuable in the grant

•	Purchase price or exercise price per share

•	Any restriction or vesting terms

•	Management’s fair value per share estimate

•	How management determined the fair value estimate

•	Identity of the recipient and relationship to the company

•	Nature and terms of any concurrent transactions with the recipient

•	Amount of any recorded compensation element and accounting literature relied upon to support the accounting.
In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Please provide us with a chronological bridge of management’s fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

In response to the Staff’s comment, the Company will provide the information requested above supplementally.
Part II
Exhibit 23.1
29.	An updated accountant’s consent should be included with any amendment to the filing. Also, consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment.

Division of Corporation Finance
Securities and Exchange Commission

Item 17. Undertakings, page II-5
30.	Please include the undertakings required by item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. Refer to Rule 430C(d) and Rule 424(b)(3).

In response to the Staff’s comment, the Company has revised the disclosure on page II-6 of the Registration Statement to include the required undertakings.
Please do not hesitate to call me if you have any questions or would like any additional information regarding this matter.
Sincerely,
Cooley Godward Kronish LLP
/s/ Laura A. Berezin
Laura A. Berezin

cc:	Frederic H. Moll, M.D., Hansen Medical, Inc.
James R. Feenstra, Hansen Medical, Inc.
Steven M. Van Dick, Hansen Medical, Inc.
B. Shayne Kennedy, Latham & Watkins LLP
Craig E. Lutz, PricewaterhouseCoopers LLP
Glen Y. Sato, Cooley Godward Kronish LLP